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As filed with the Securities and Exchange Commission on May 2, 2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Siliconix incorporated
(Name of subject company (issuer))

Vishay Intertechnology, Inc.
and
Vishay TEMIC Semiconductor Acquisition Holdings Corp.
(Offerors)
(Names of filing persons (identifying status as
offeror, issuer or other person))
 Common Stock, Par Value $0.01 per Share
(Title of class of securities)
 82707920 3
(CUSIP numbers of class of securities)

Richard N. Grubb
Vishay Intertechnology, Inc.
63 Lincoln Highway
Malvern, Pennsylvania 19355-2143
(610) 644-1300
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies To:

Avner Z. Lahat, Esq. Vishay Intertechnology, Inc. 63 Lincoln Highway Malvern, Pennsylvania 19355-2143 (610) 644-1300	Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-l.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed on April 12, 2005 and amended on April 22, 2005, April 25, 2005, and April 27, 2005 by Vishay Intertechnology, Inc. ("Vishay") and Vishay TEMIC Semiconductor Acquisition Holdings Corp. ("Vishay TEMIC"), a wholly owned subsidiary of Vishay. The Schedule TO relates to the offer by Vishay TEMIC to exchange shares of Vishay common stock, par value $0.10 per share, for each outstanding share of common stock, par value $0.01 per share, of Siliconix incorporated that Vishay and its subsidiaries do not own.

        On April 29, 2005, Vishay announced that a memorandum of understanding ("MOU") has been executed with the plaintiffs in the consolidated class action litigation in Delaware Chancery Court regarding Vishay's offer. The MOU sets forth the terms and conditions under which the plaintiffs, Vishay and Siliconix have agreed in principle to settle the action. The settlement is subject to court approval.

        The plaintiff in the California action challenging the exchange offer is not a party to the MOU. The California Superior court issued a stay of that action on April 26, 2005.

Item 12. Exhibits.

Exhibit Number	Description
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:
(a)(17)
Memorandum of understanding between the Vishay, Siliconix, and the plaintiffs in the action titled "In Re: Siliconix, Inc. Shareholders Litigation", dated April 28, 2005 (incorporated by reference to Exhibit 99 of Form 8-K filed on May 2, 2005).

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: May 2, 2005

VISHAY INTERTECHNOLOGY, INC
By:	/s/ RICHARD N. GRUBB Name: Richard N. Grubb Title: Executive Vice President, Treasurer and Chief Financial Officer
VISHAY TEMIC SEMICONDUCTOR ACQUISITION HOLDINGS CORP.
By:	/s/ RICHARD N. GRUBB Name: Richard N. Grubb Title: Vice President and Treasurer

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Copies To
  Item 12. Exhibits.
SIGNATURE